Exhibit 23.1

Consent of Independent Auditors

To the Board of Directors
Keryx Biopharmaceuticals, Inc.:

We consent to the incorporation by reference in the registration statement (No. 333-55006) on Form S-8 and the registration statement (No. 333-111143) on Form S-3 of Keryx Biopharmaceuticals, Inc. and subsidiaries, a development stage company, of our report dated February 27, 2004, with respect to the consolidated balance sheets of Keryx Biopharmaceuticals, Inc. and subsidiaries as of December 31, 2003 and 2002, and the related consolidated statements of operations, stockholders’ equity, and cash flows for each of the years in the three-year period ended December 31, 2003, and for the period from December 3, 1996 to December 31, 2003, which report appears in the December 31, 2003 annual report on Form 10-K of Keryx Biopharmaceuticals, Inc.

                                                        /s/ KPMG LLP

New York, New York
March 30, 2004